UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for May, 2020
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes _____ No __X__

Enclosures: SASOL LIMITED | FURTHER CAUTIONARY ANNOUNCEMENT &
TRADING STATEMENT FOR THE FINANCIAL YEAR ENDING 30 JUNE 2020

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(“Sasol” or “Company”)

FURTHER CAUTIONARY ANNOUNCEMENT

Sasol refers to the cautionary announcements released on the Stock Exchange News Service on
17 March 2020 and 31 March 2020, outlining a comprehensive response strategy designed to mitigate the impact of COVID-19 and a lower oil price. The strategy includes a cash conservation programme, an accelerated and expanded asset disposal and partnering programme, as well as a potential rights issue of up to US$2 billion, which remains subject to the progress of other initiatives.

Sasol shareholders are advised that implementation of the response strategy is underway, the outcome of which may have a material effect on the price of the Company’s securities. Accordingly, shareholders are advised to continue exercising caution when dealing in the Company’s securities until full announcements on the asset disposal and partnering programme and the potential rights issue are made.

TRADING STATEMENT FOR THE FINANCIAL YEAR ENDING 30 JUNE 2020
Sasol shareholders are also advised that for the financial year ending 30 June 2020 (FY20) headline earnings per share (HEPS) are expected to decrease by at least 20%, compared to the HEPS of
R30,72 reported for the year ended 30 June 2019 (the comparative period). Earnings per share (EPS)
are also expected to decrease by at least 20%, compared to EPS of R6,97 reported for the comparative period.
Our FY20 results may be impacted further by adjustments resulting from the year-end closure process, which may result in a change in the estimated EPS and HEPS noted above. A comprehensive trading statement will be published as soon as there is more certainty with respect to the ranges of the decrease in HEPS and EPS.

The financial information on which this trading statement is based has not been reviewed and reported on by the Company's external auditors. Sasol's audited FY20 results will be announced on Monday,
17 August 2020.

22 May 2020
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited

Disclaimer - Forward-looking statements
Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, expectations regarding future cash flow,
Sasol’s ability to meet its debt covenants, Sasol’s ability to achieve the cost savings or complete its asset disposal programme, the actions referred to herein intended to strengthen Sasol’s balance sheet and to maintain profitability at lower oil prices and business performance outlook. Words such as
“believe”, “anticipate”, “expect”, “intend", “seek”, “will”, “plan”, “could”, “may”, “endeavour”, “target”,
“forecast” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on Form 20-F filed on 28 October
2019 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 May 2020
By: /s/ M M L Mokoka
Name: M M L Mokoka
Title: Company Secretary